UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2005

BHP Billiton Limited ———————————————————————————————————
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

5 August 2005
To: Australian Stock Exchange London Stock Exchange CC: New York Stock Exchange Swiss Stock Exchange JSE Securities Exchange SA Deutsche Bank UBS Zurich

Mr Carlos Cordeiro was appointed to the Boards of BHP Billiton Limited and BHP Billiton Plc as a non-executive director on 3 February 2005. Under the articles of association and constitution of BHP Billiton, directors are required to purchase a minimum of 1,000 shares within two months of appointment.

On the date of Mr Cordeiro's appointment and during the succeeding two month period, all of the directors of BHP Billiton, including Mr Cordeiro, were in possession of unpublished price sensitive information concerning the proposal to make a takeover bid for all of the shares in WMC Resources Limited, an Australian publicly listed mining company.

A mechanism exists in the UK for a director who is required to meet a shareholding qualification, and who is also in possession of unpublished price sensitive information, to nevertheless purchase shares to meet that qualification.

No such mechanism exists under Australian law and the Australian Corporations Act 2001 will prohibit a Director from acquiring shares in these circumstances.

At this time Mr Cordeiro, like all of the other directors of BHP Billiton, continues to be in possession of unpublished price sensitive information and will be so until BHP Billiton releases its results for the year ended 30 June 2005, which it will do on 24 August.

To ensure that he did not breach the law in Australia Mr Cordeiro has not purchased shares in BHP Billiton and, therefore, has not met the minimum shareholding qualification. Under the UK Companies Act he was required to stand down from 3 April and cannot be re-appointed until such time as he meets the shareholding qualification.

Mr Cordeiro will purchase the required number of shares as soon as he is permitted to do so under Australian law and the Board will then re-appoint him. That re-appointment is expected to occur on 25 August.

K J WOOD
Company Secretary

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 5 August 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary